Aleafia Health to Graduate to Toronto Stock Exchange

TORONTO, March 6, 2019 – Aleafia Health Inc. (TSXV: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia Health” or the “Company”), announced today that the Company has received conditional approval from the Toronto Stock Exchange (“TSX”) to graduate from the Toronto Venture Exchange (“TSXV”) and list its common shares on the TSX under the symbol “ALEF”. Listing on the TSX is subject to TSX final approval which is conditional upon the completion of the Company’s previously announced acquisition of Emblem Corp. (TSXV: EMC, OTCQX: EMMBF). In conjunction with listing on the TSX, the common shares will be voluntarily delisted from the TSXV prior to the commencement of trading on the TSX.

“The rapidly maturing cannabis industry is attracting greater interest from institutional investors. A TSX listing will form an important element of the Aleafia Health story as we aim to broaden our shareholder base,” said Aleafia Health Chairman Julian Fantino. “On behalf of our Board of Directors, I thank our staff, patients and stakeholders for continued support and their role in this substantial achievement.”

“Graduating to the TSX, one of the the world’s largest stock exchanges, is a major milestone for Aleafia Health. Coming off the heels of our recent recognition as the top performing company of the year on the entire TSXV, this achievement further demonstrates our executional capabilities and will enable us to address an even wider investor audience, both domestically and internationally,” said Aleafia Health CEO Geoffrey Benic.

LEARN MORE:  www.AleafiaHealth.com/Invest

For Investor & Media Relations, please contact:

Nicholas Bergamini, VP, Public Affairs
416-860-5665
IR@AleafiaHealth.com

About Aleafia Health:

Aleafia Health, a vertically integrated, national cannabis company, operates major medical clinic, cannabis cultivation and R&D facilities. A federally licensed producer and vendor of cannabis, the company has a planned and fully-funded annual production capacity of 98,000 kg of dried cannabis flower. Aleafia operates medical cannabis clinics staffed by physicians and nurse practitioners, with over 50,000 patients. The company is highly differentiated, maintaining the largest medical cannabis dataset in the world.

Aleafia Health is committed to creating sustainable shareholder value and has been named the 2019 top performing company of the year by the TSX Venture Exchange.

FORWARD LOOKING INFORMATION

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.